SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2014

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated May 14, 2014, entitled "REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2014."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 14, 2014   By: /s/ Themba Gwebu
                                                     Name: Themba Gwebu
                                                     Title: Company Secretary

REPORT TO SHAREHOLDERS

FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2014



GROUP RESULTS: KEY FEATURES

- Gold production through March down **11%** (for nine months FY2014 v FY2013)
- US$/oz All-in sustaining costs through March down **3%** (for nine months FY2014 v FY2013)
- Cash balance up **R8m** to **R207m** (Q3 FY2014 v Q2 FY2014)

REVIEW OF OPERATIONS

Group		Quarter Mar 2014	Quarter Dec 2013	% change	Quarter Mar 2013	9 months to 31 Mar 2014	9 months to 31 Mar 2013	% change
Gold production	oz	**30 126**	35 043	(14)	35 976	**98 766**	110 822	(11)
	kg	**937**	1 090	(14)	1 119	**3 072**	3 447	(11)
Gold sold	oz	**30 126**	35 043	(14)	35 976	**101 563**	112 912	(10)
	kg	**937**	1 090	(14)	1 119	**3 159**	3 512	(10)
Cash operating costs	US$ per oz	**1 185**	1 013	17	1 111	**1 117**	1 091	2
	ZAR per kg	**413 562**	330 585	25	319 065	**370 470**	302 405	23
All-in sustaining costs	US$ per oz	**1 327**	1 150	15	1 353	**1 276**	1 319	(3)
	ZAR per kg	**463 823**	375 246	24	388 543	**423 254**	365 538	16
Average gold price received	US$ per oz	**1 298**	1 267	2	1 647	**1 300**	1 683	(23)
	ZAR per kg	**456 161**	413 359	10	474 482	**431 159**	466 506	(8)
Operating profit	ZAR million	**51.3**	84.1	(39)	170.7	**207.4**	583.1	(64)
Cash operating margin	%	**9**	20	(53)	33	**14**	35	(60)
All-in sustaining costs margin	%	**(2)**	9	(118)	18	**2**	22	(92)
EBITDA	ZAR million	**16.0**	46.3	(65)	114.7	**89.9**	401.3	(78)
Headline (loss)/earnings	ZAR million	**(24.7)**	0.9	*	55.0	**(36.3)**	225.2	(116)
	ZAR cents per share	**(7)**	–	*	14	**(10)**	59	(116)

SHAREHOLDERS INFORMATION

Issued capital

385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 831 995

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
Interest rate issuer: DRDI
ISIN: ZAE 000058723
Issuer code:DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

MARKET CAPITALISATION

As at 31 Mar 2014 (ZARm)	1 526.1	As at 31 Dec 2013 (ZARm)	1 441.3
As at 31 Mar 2014 (US$m)	143.7	As at 31 Dec 2013 (US$m)	142.2

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	579	1 282
% of issued stock traded (annualised)	39	87
Price • High	R 4.80	$ 0.446
• Low	R 3.70	$ 0.362
• Close	R 3.96	$ 0.373

* This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares

DEAR **SHAREHOLDER**

We reported in February that we poured our first gold from the new flotation/fine-grind circuit (the "FFG") and the high grade, carbon-in-pulp section, (the "High Grade Section") in January. Following this, we managed to ramp up the entire new section to full capacity. Both components of the FFG, the flotation plant and the ultra-fine-grind mills performed satisfactorily and achieved levels of efficiency that were in line with project expectations.

From the outset, however, gold recovery was much lower than planned in the new High Grade Section. In the established Low Grade Section – which treats both the float and high grade tail – recoveries also dropped off significantly.

Although we managed to free up more previously inert gold through the FFG and achieved a drop in washed residue grades that were in line with project design, gold remained in solution, dissolved losses surged and gold production dropped to a low in the month of March.

The higher gold price, a favourable swing in working capital and reduced capex enabled us to grow our cash balance slightly in spite of a drop in production. However, the drop in gold recovery prompted us to suspend the FFG and High Grade Section early in April, and to restore the established Low Grade Section to steady state in order to isolate the cause(s) of the erratic metallurgical performance.

We also decided, during this "time out" of the High Grade Section, to make a number of small engineering upgrades to the new circuit. These are counter-measures to the risks that became apparent during commissioning. The float cells and the thickeners have proven very sensitive to electricity supply dips, surges and trip-outs. We will address this prior to re-starting in order to reduce our vulnerability to erratic power supply.

To identify the cause of the drop in metallurgical performance we are, among other things, studying the potential knock-on effect of reagents in the flotation circuit, the impact of the erratic operation of the set of thickeners that receive and increase the densities of the float-tail, and revisiting our carbon management regime. We are able to isolate and study each component of the new plant and can do so without impacting the Low Grade Section. We are also able to avoid most of the costs associated with the FFG and High Grade Section during this time.

Based on the historical performance of the Low Grade Section and the trends it displayed following the suspension of the FFG, we know that it is predictable and stable if left undisturbed. Also, we saw in the FFG a circuit that achieves the target parameters of the project, namely to liberate an additional 0.03g/t of gold from the estimated 1.8 million tonnes (t) of slurry that flow through the plant every month. Now our focus is to realign our metallurgical process to take full advantage of the upside the FFG promises without compromising the performance of the Low Grade Section.

In the short time since our decision to temporarily suspend the FFG, we have seen a recovery in production and cash flows. Gold production in April is up 21% month on month, and we reversed the negative all-in cash flows of March.

Q3 FY2014 v Q2 FY2014

Operating review
Gold produced and sold quarter on quarter was 14% lower at 30 126oz. While throughput was only marginally lower at 5 823 000t (5 856 000t) in spite of incessant rains and associated power supply issues during February and early March, the average yield was 13% down at 0.161g/t.

Lower gold production led to a 25% increase in cash operating unit costs to R413 562/kg. All-in sustaining costs were 24% higher at R463 823/kg.

Capital expenditure was 51% lower due to the completion of the FFG circuit. This is one of the main reasons why the treasury balance improved by approximately 3%, quarter on quarter.

Financial review
Revenue was down 5% at R427.4 million, the effect of lower gold production and sales somewhat offset by a 10% increase in the average Rand gold price received to R456 161/kg.

Operating profit was 39% lower at R51.3 million after accounting for a 3% rise in net operating costs to R376.1 million. The cash operating margin weakened to 9% from 20%, and the all-in sustaining costs margin was -2% compared with 9% in the previous quarter.

Earnings before interest, taxes, depreciation and amortisation ("EBITDA") were down from R46.3 million to R16.0 million, and a headline loss of seven ZAR cents per share was recorded compared with zero ZAR cents per share in the previous quarter.

Cash and cash equivalents rose from R199 million to R207 million.

For the nine months FY2014 v FY2013

Operating and financial parameters for these periods are not directly comparable as those for the first nine months of FY2014 reflect the impact of commissioning of the High Grade Section and the subsequent challenges encountered, as detailed previously and above.

Operating review
While throughput in the first nine months of FY2014 was 2% up at 17 777 000t, the average yield was down 13% to 0.173g/t, resulting in gold production declining by 11% to 98 766oz.

Cash operating costs rose by 23% to R370 470/kg, and all-in sustaining costs by 16% to R423 254/kg.

Capital expenditure was 51% lower at R139.9 million mainly due to the completion of the FFG circuit.

Financial review
Revenue was down 17% from R1 638.4 million due to lower gold production and a drop in sales of 10% from 112 912oz, together with an 8% decline in the average Rand gold price received for the period to R431 159/kg.

After accounting for net operating costs – 9% higher at R1 154.6 million – operating profit was 64% lower at R207.4 million. The cash operating margin declined from 35% to 14% and the all-in sustaining costs margin from 22% to 2%.

EBITDA declined from R401.3 million to R89.9 million and a headline loss of 10 ZAR cents per share was recorded compared with earnings of 59 ZAR cents per share.

CORPORATE
The appointment of Mr Johan Holtzhausen – a chartered accountant with more than 42 years' experience – to the Board of Directors as an independent non-executive director was announced after the end of the period under review.

LOOKING AHEAD

Twelve months ago, when our Ergo plant consisted only of the Low Grade Section and when the gold price was U$1 683/oz, our market capitalisation was almost twice what it is today.

Now, by suspending the High Grade Section, we have returned the business to a condition similar to that of a year ago with a Rand gold price that is still very favourable. Notwithstanding the events of the quarter under review, we remain firmly of the view that the difficult part of the project is behind us. The flotation circuit and the mills work, and our theory that we can isolate the gold-bearing pyrites, and grind them down to liberate the gold they shield, has been proven in practice.

Our focus and efforts, therefore, remain to find a way to take advantage of this technology without compromising the "bread-and-butter" part of the operations. We said in our announcement to the market early in April that we thought this might take three to four months to complete. Due to the fact that the Low Grade Section is essentially back to stable state, and because of the very high confidence threshold that we are demanding before we will again expose the Low Grade Section to the FFG and High Grade Section process, we have decided that, rather than work towards a date, we will work towards an outcome.

Niël Pretorius
Chief executive officer

The condensed consolidated interim financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to interim reporting and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2013, except for the adoption of applicable revised and/or new standards issued by the International Accounting Board.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Quarter Mar 2014 Rm Unaudited	Quarter Dec 2013 Rm Unaudited	Quarter Mar 2013 Rm Unaudited	9 months to 31 Mar 2014 Rm Unaudited	9 months to 31 Mar 2013 Rm Unaudited
Gold and silver revenue	**427.4**	450.6	531.0	**1 362.0**	1 638.4
Net operating costs	**(376.1)**	(366.5)	(360.3)	**(1 154.6)**	(1 055.3)
Cash operating costs	**(387.5)**	(360.4)	(357.0)	**(1 138.1)**	(1 042.4)
Movement in gold in process	**11.4**	(6.1)	(3.3)	**(16.5)**	(12.9)
Operating profit	**51.3**	84.1	170.7	**207.4**	583.1
Depreciation	**(47.9)**	(36.8)	(34.7)	**(121.1)**	(102.8)
Movement in provision for environmental rehabilitation	**(2.6)**	(1.6)	(19.1)	**(8.2)**	(45.3)
Environmental rehabilitation costs	**(7.8)**	(10.8)	(11.5)	**(29.3)**	(41.2)
Retrenchment costs	**(3.3)**	–	–	**(5.7)**	(0.6)
Care-and-maintenance costs	**(3.7)**	(3.6)	(5.7)	**(12.4)**	(21.2)
Other operating expenses	**(2.6)**	(2.5)	(5.1)	**(3.2)**	(7.6)
Gross (loss)/profit from operating activities	**(16.6)**	28.8	94.6	**27.5**	364.4
Impairments	**–**	(4.5)	–	**(5.3)**	–
Corporate and administration expenses	**(14.2)**	(19.3)	(21.8)	**(56.8)**	(73.8)
Share-based payments	**(1.1)**	–	(1.4)	**(1.9)**	(3.3)
Profit on disposal of assets	**–**	–	8.6	**–**	11.2
Net finance (expense)/income	**(8.6)**	(5.4)	13.3	**(20.0)**	47.9
(Loss)/profit before taxation	**(40.5)**	(0.4)	93.3	**(56.5)**	346.4
Taxation	**4.5**	(5.5)	(12.4)	**(5.6)**	(48.2)
Net (loss)/profit after taxation	**(36.0)**	(5.9)	80.9	**(62.1)**	298.2
Attributable to:					
Equity owners of the parent	**(24.7)**	(3.6)	62.1	**(41.6)**	233.7
Non-controlling interest	**(11.3)**	(2.3)	18.8	**(20.5)**	64.5
	(36.0)	(5.9)	80.9	**(62.1)**	298.2
Other comprehensive income					
Foreign exchange translation and other	**–**	(0.3)	1.3	**0.2**	6.7
Net gain on an available-for-sale financial asset	**–**	–	–	**–**	0.3
Fair-value adjustment on available-for-sale investments	**3.8**	–	–	**3.8**	–
Mark-to-market of available-for-sale investments	**–**	–	(10.6)	**–**	(43.3)
Total comprehensive income for the period	**(32.2)**	(6.2)	71.6	**(58.1)**	261.9
Attributable to:					
Equity owners of the parent	**(20.9)**	(3.9)	52.8	**(37.6)**	197.4
Non-controlling interest	**(11.3)**	(2.3)	18.8	**(20.5)**	64.5
	(32.2)	(6.2)	71.6	**(58.1)**	261.9
Reconciliation of headline earnings					
Net (loss)/profit	**(24.7)**	(3.6)	62.1	**(41.6)**	233.7
Adjusted for:					
– Impairments	**–**	4.5	–	**5.3**	–
– Profit on disposal of assets	**–**	–	(8.6)	**–**	(11.2)
– Non-controlling interest in headline earnings adjustment	**–**	–	0.9	**–**	1.6
– Taxation thereon	**–**	–	0.6	**–**	1.1
Headline (loss)/earnings	**(24.7)**	0.9	55.0	**(36.3)**	225.2
Headline (loss)/earnings per share – cents	**(7)**	–	14	**(10)**	59
Basic (loss)/earnings per share – cents	**(7)**	–	17	**(11)**	62
Diluted headline (loss)/earnings per share – cents	**(7)**	–	14	**(10)**	59
Diluted basic (loss)/earnings per share – cents	**(7)**	(1)	16	**(11)**	61
Calculated on the weighted average ordinary shares issued of :	**379 228 208**	379 203 751	379 178 208	**379 203 208**	379 178 208

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Mar 2014 Rm Unaudited	As at 30 Dec 2013 Rm Unaudited	As at 31 Mar 2013 Rm Restated Unaudited
Assets				
Non-current assets		**2 095.8**	2 107.8	2 181.5
Property, plant and equipment		**1 778.6**	1 796.6	1 793.1
Investment in joint arrangements	1	**0.3**	0.3	46.5
Non-current investments and other assets		**128.9**	125.1	141.0
Environmental rehabilitation trust funds and investments		**186.5**	184.6	181.8
Deferred tax asset		**1.5**	1.2	19.1
Current assets		**461.3**	451.0	656.6
Inventories		**141.3**	122.3	111.1
Trade and other receivables		**113.3**	129.3	135.7
Cash and cash equivalents	2	**206.7**	199.4	409.8
Total assets		**2 557.1**	2 558.8	2 838.1
Equity and liabilities				
Equity		**1 533.8**	1 566.5	1 765.8
Equity of the owners of the parent		**1 333.0**	1 354.4	1 474.6
Non-controlling interest		**200.8**	212.1	291.2
Non-current liabilities		**736.3**	731.1	810.0
Loans and borrowings	3	**75.5**	75.5	145.7
Post-retirement and other employee benefits		**9.9**	8.8	6.2
Provision for environmental rehabilitation		**551.5**	540.4	546.1
Deferred tax liability		**99.4**	106.4	112.0
Current liabilities		**287.0**	261.2	262.3
Trade and other payables		**214.5**	188.8	238.3
Loans and borrowings	3	**72.5**	72.4	24.0
Total equity and liabilities		**2 557.1**	2 558.8	2 838.1

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Mar 2014 Rm Unaudited	Quarter Dec 2013 Rm Unaudited	Quarter Mar 2013 Rm Unaudited	9 months to 31 Mar 2014 Rm Unaudited	9 months to 31 Mar 2013 Rm Unaudited
Balance at the beginning of the period	**1 566.5**	1 575.7	1 755.2	**1 648.3**	1 633.9
Share capital issued	**(0.6)**	(0.4)	(0.2)	**(1.0)**	(0.2)
– for costs	**(0.6)**	(0.4)	(0.2)	**(1.0)**	(0.2)
Increase in share-based payment reserve	**0.1**	0.1	0.3	**0.4**	0.9
Net (loss)/profit attributable to equity owners of the parent	**(24.7)**	(3.6)	62.1	**(41.6)**	233.7
Net (loss)/profit attributable to non-controlling interest	**(11.3)**	(2.3)	18.8	**(20.5)**	64.5
Dividends paid on ordinary share capital	**–**	–	(53.1)	**(53.1)**	(91.0)
Dividends paid to non-controlling interest	**–**	–	(8.1)	**–**	(15.7)
Fair-value adjustment on available-for-sale investments	**3.8**	–	(10.6)	**3.8**	(43.3)
Share Option Scheme buy-out	**–**	(2.7)	–	**(2.7)**	(24.1)
Other comprehensive income	**–**	(0.3)	1.4	**0.2**	7.1
Balance at the end of the period	**1 533.8**	1 566.5	1 765.8	**1 533.8**	1 765.8

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter Mar 2014 Rm Unaudited	Quarter Dec 2013 Rm Unaudited	Quarter Mar 2013 Rm Unaudited	9 months to 31 Mar 2014 Rm Unaudited	9 months to 31 Mar 2013 Rm Restated Unaudited
Net cash inflow from operations	**39.3**	10.9	179.2	**61.4**	424.3
Net cash outflow from investing activities	**(31.4)**	(66.0)	(108.0)	**(154.5)**	(319.8)
Net cash (out)/inflow from financing activities	**(0.6)**	(76.3)	(59.8)	**(76.9)**	6.8
Loans and other	**(0.6)**	(20.5)	(1.0)	**(21.1)**	109.9
Treasury shares/share options acquired	–	(2.7)	–	**(2.7)**	–
Dividends paid to owners of the parent	–	(53.1)	(52.5)	**(53.1)**	(91.0)
Dividends paid to non-controlling interest holders	–	–	(6.3)	–	(12.1)
Increase/(decrease) in cash and cash equivalents	**7.3**	(131.4)	11.4	**(170.0)**	111.3
Opening cash and cash equivalents	**199.4**	330.8	398.4	**376.7**	298.5
Closing cash and cash equivalents	**206.7**	199.4	409.8	**206.7**	409.8
Reconciliation of net cash inflow from operations					
(Loss)/profit before taxation	**(40.5)**	(0.4)	93.3	**(56.5)**	346.4
Adjusted for:					
Movement in gold in process	**(11.4)**	6.1	3.3	**16.5**	12.9
Depreciation and impairment	**47.9**	41.3	34.7	**126.4**	102.8
Movement in provision for environmental rehabilitation	**2.6**	1.6	19.1	**8.2**	45.3
Share-based payments	**1.1**	–	1.4	**1.9**	3.3
Profit on disposal of assets	–	–	(8.6)	–	(11.2)
Finance expense and unwinding of provisions	**9.2**	9.1	0.2	**27.5**	1.6
Growth in environmental trust funds	**(1.2)**	(1.1)	(1.4)	**(3.4)**	(4.2)
Other non-cash items	**(1.3)**	(4.8)	(2.2)	**(5.0)**	(7.5)
Taxation paid	–	(2.0)	–	**(2.0)**	10.0
Working capital changes	**32.9**	(38.9)	39.4	**(52.2)**	(75.1)
Net cash inflow from operations	**39.3**	10.9	179.2	**61.4**	424.3

NOTES TO THE FINANCIAL STATEMENTS

1. Changes in accounting policies
The Group has adopted the new standard IFRS11 – Joint Arrangements. The Group previously applied proportionate consolidation for investment in joint arrangements and has now applied equity accounting from 1 July 2013.

2. Cash and cash equivalents
Included in cash and cash equivalents is restricted cash of R18.9 million.

3. Loans and borrowings
Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.725%) plus a margin ranging from 4% to 5% per annum.

ERGO KEY OPERATING AND FINANCIAL RESULTS (unaudited)

Ore milled ('000t) (metric) (imperial)	**Mar 2014 Qtr**	**5 823**	**6 418**
	Dec 2013 Qtr	5 856	6 454
	Mar 2014 Ytd	17 777	19 593
Yield (g/t) (oz/t) (metric) (imperial)	**Mar 2014 Qtr**	**0.161**	**0.005**
	Dec 2013 Qtr	0.186	0.005
	Mar 2014 Ytd	0.173	0.005
Gold produced (kg) (oz) (metric) (imperial)	**Mar 2014 Qtr**	**937**	**30 126**
	Dec 2013 Qtr	1 090	35 043
	Mar 2014 Ytd	3 072	98 766
Cash operating costs (ZAR/kg) (US$/oz)	**Mar 2014 Qtr**	**413 562**	**1 185**
	Dec 2013 Qtr	330 585	1 013
	Mar 2014 Ytd	370 470	1 117
Cash operating costs (ZAR/t) (US$/t)	**Mar 2014 Qtr**	**67**	**6**
	Dec 2013 Qtr	62	6
	Mar 2014 Ytd	64	6
Gold and silver revenue (ZAR million) (US$ million)	**Mar 2014 Qtr**	**427.4**	**39.1**
	Dec 2013 Qtr	450.6	44.4
	Mar 2014 Ytd	1 362.0	132.0
Operating profit (ZAR million) (US$ million)	**Mar 2014 Qtr**	**51.3**	**4.6**
	Dec 2013 Qtr	84.1	8.3
	Mar 2014 Ytd	207.4	20.1
Loss before taxation (ZAR million)(US$ million)*	**Mar 2014 Qtr**	**(50.2)**	**(4.8)**
	Dec 2013 Qtr	(5.6)	(0.5)
	Mar 2014 Ytd	(79.7)	(7.7)
Capital expenditure (ZAR million) (US$ million)	**Mar 2014 Qtr**	**28.8**	**2.5**
	Dec 2013 Qtr	55.5	5.5
	Mar 2014 Ytd	136.6	13.2

* Note – The difference between the loss before tax on the statement of profit or loss and other comprehensive income relates to corporate head office and all other.



GROUP KEY OPERATING AND FINANCIAL RESULTS (unaudited)

R million unless otherwise stated		
Net operating costs	Mar 2014 Qtr	376.1
	Dec 2013 Qtr	366.5
	Mar 2014 Ytd	1 154.6
Corporate, administration and other expenses	Mar 2014 Qtr	17.9
	Dec 2013 Qtr	21.8
	Mar 2014 Ytd	61.9
Rehabilitation and remediation (accretion and amortisation)	Mar 2014 Qtr	11.8
	Dec 2013 Qtr	10.7
	Mar 2014 Ytd	35.7
Capital expenditure (sustaining)	Mar 2014 Qtr	28.6
	Dec 2013 Qtr	10.1
	Mar 2014 Ytd	47.9
All-in sustaining costs*	Mar 2014 Qtr	434.4
	Dec 2013 Qtr	409.1
	Mar 2014 Ytd	1 300.1
Retrenchment costs	Mar 2014 Qtr	3.3
	Dec 2013 Qtr	–
	Mar 2014 Ytd	5.7
Rehabilitation and remediation (not related to current operations)	Mar 2014 Qtr	7.8
	Dec 2013 Qtr	10.8
	Mar 2014 Ytd	29.3
Care-and-maintenance costs	Mar 2014 Qtr	3.7
	Dec 2013 Qtr	3.6
	Mar 2014 Ytd	12.4
Capital expenditure (non-sustaining)	Mar 2014 Qtr	0.1
	Dec 2013 Qtr	48.1
	Mar 2014 Ytd	92.0
All-in costs*	Mar 2014 Qtr	449.3
	Dec 2013 Qtr	471.6
	Mar 2014 Ytd	1 439.5
All-in sustaining costs (R/kg)	Mar 2014 Qtr	463 823
	Dec 2013 Qtr	375 246
	Mar 2014 Ytd	423 254
All-in sustaining costs (US$/oz)	Mar 2014 Qtr	1 327
	Dec 2013 Qtr	1 150
	Mar 2014 Ytd	1 276
All-in costs (R/kg)	Mar 2014 Qtr	479 637
	Dec 2013 Qtr	432 576
	Mar 2014 Ytd	468 614
All-in costs (US$/oz)	Mar 2014 Qtr	1 365
	Dec 2013 Qtr	1 325
	Mar 2014 Ytd	1 413

*   All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.



FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2013, which we filed with the United States Securities and Exchange Commission on 25 October 2013 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(**American)
Executives: DJ Pretorius *(Chief executive officer)*
FD van der Westhuizen *(Chief financial officer)*
Independent non-executives: GC Campbell* *(Non-executive chairman)*
JA Holtzhausen, RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu

FOR FURTHER INFORMATION. CONTACT NIËL PRETORIUS AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com • Quadrum Office Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg • 1700 • South Africa